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MAR 03 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4420 HOTEL CIRCLE COURT, SUITE 215
(No. and Street)

SAN DIEGO (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE & BOND, PLLC
(Name – *if individual, state last, first, middle name*)

1928 JACKSON LAN E (Address) CHINA SPRING (City) TX (State) 76633 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Diego)

On February 17, 2021 before me, Karen Perez-Diaz ,Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Michael B. Jones
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report; Oath or Affirmation
Document Date: February 17, 2021 Number of Pages: 2
Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________________
Signer Is Representing: ____________________

Signer's Name: ____________________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________________
Signer Is Representing: ____________________

ProFinance Associates, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

ProFinance Associates, Inc.

Independent Auditor's Opinion

For the Year-ending December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of ProFinance Associates, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of ProFinance Associates, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 12, 2021

We have served as the ProFinance Associates, Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

ProFinance Associates, Inc.

Financial Statements

For the Year-ending December 31, 2020

ProFinance Associates, Inc.
Statement of Financial Condition
As of and for the Year-Ended December 31, 2020

Assets

Cash	$	59,227
Other Receivable		4,750
Prepaid Expenses		3,696
Return Of Use Asset		70,991
Total assets	$	138,664

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	11,208
Lease liability		72,561
Total liabilities		83,769
Shareholder's equity		
Common stock, no par value; 2,500 shares authorized		
1,000 shares issued and outstanding		10,000
Additional paid-in capital		(861,249)
Accumulated income		906,144
Total Shareholder's equity	$	54,895
Total Liabilities and Shareholder's equity	$	138,664

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Operations
As of and for the Year-Ended December 31, 2020

Revenues	
Other income	25,000
Total revenues	25,000
Expenses	
Dues and subscriptions	2,527
Insurance	993
Interest	1,697
Professional services	14,808
Regulatory fees	1,668
Rent	15,996
Utilities	11,384
Other expenses	2,950
Total expenses	52,023
Net income before income tax provision	(27,023)
Income tax provision	1,150
Net income	$ (28,173)

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Cash Flows
As of and for the Year-Ended December 31, 2020

Cash flow from operating activities:		
Net (loss)		$ (28,173)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ -	
Net change in securities, not readily marketable		
(Increase) decrease in assets:		
Return of Use Asset	$ 42,595	
Accounts Receivable	2,500	
Other Receivable	(4,750)	
Prepaid Expense	(3,696)	
Increase (decrease) in liabilities:		
Lease liability	(41,442)	
Accounts Payable and Accrued Expenses	9,009	
Total adjustments		4,216
Net cash (used in) operating activities		(23,957)
Shareholders' distributions	-	
Net cash provided by (used in) financing activities		-
Net decrease in cash		(23,957)
Cash at beginning of period		83,184
Cash at end of period		$ 59,227
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 1,150	

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Changes in stockholder's equity,
As of and for the Year-Ended December 31, 2020

	Common Stock		Additional Paid-in	Retained	Total Shareholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance at January 1, 2020	1,000	$ 10,000	$ (120,250)	$ 193,318	$ 83,068
Shareholder distribution					-
Net (Loss)				(28,173)	(28,173)
Balance at December 31, 2020	1,000	$ 10,000	$ (120,250)	$ 165,145	$ 54,895

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.

Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

Note A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Note B Summary of Significant Accounting Policies: (continued)

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2020, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2020, the Company had not taken any significant uncertain tax positions on its tax returns for 2020 and prior years or in computing its tax provision for 2020.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2020 the Company made an appropriate state income tax provision for minimum state tax of $800.

Revenue recognition:

The Company is entitled to placement and / or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

Note B Summary of Significant Accounting Policies: (continued)

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of securities, mutual fund, variable annuities and private placement fees and commissions. Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Note C Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2020, there were no uninsured cash balances.

Note D Leases:

The Company implemented ASC 842 effective January 1, 2019. Future long-term lease liabilities totaled $72,561, and are listed as a liability on the balance sheet. The future right-of-use (ROU) value is $70,991 and is listed as an asset on the balance sheet.

Operating Lease - The Company entered into a lease agreement on July 1, 2019 for its office space 4420 Hotel Circle Court, San Diego, California under a non-cancelable operating lease expiring July 31, 2022. Under the lease agreements the Company is responsible for its share of operating expenses.

Rent expense for the year ended December 31, 2020 is $15,996.

Subsequent Event:

The Company entered into an asset sale of its broker/dealer membership on December 31, 2020. The Company received a non-refundable $25,000 for the broker/dealer license and is reported as Other Income. The succession filing has been filed with the Financial Industry Regulatory Authority ("FINRA") as of January 1, 2021. The Company anticipates that the approval for the asset purchase will be finalized within 45 days. The Company will submit a FormBDW, terminating its FINRA and SEC membership at the time the asset purchase is approved.

ProFinance Associates, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2020

ProFinance Associates, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Computation of net capital		
Shareholders' equity	$ 54,895	
Total Shareholders' equity		$ 54,895
Less: Non-allowable assets		
Other Receivable	4,750	
Prepaid expense	3,696	
Total non-allowable assets		8,446
Net Capital		46,449
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 852	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 41,449
Ratio of aggregate indebtedness to net capital	27.51:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

ProFinance Associates, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $46,449 which was $41,449 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 27.51%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

ProFinance Associates, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2020

Independent Public Accountants Review Report on ProFinance Associates, Inc.'s Exemption

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Michael Bruce Jones
ProFinance Associates, Inc.
4420 Hotel Circle Court
Suite 215
San Diego, CA 92108

Dear Michael Bruce Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which ProFinance Associates, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. ProFinance Associates, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. ProFinance Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProFinance Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond PLLC

China Spring, Texas
February 12, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

ProFinance Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ProFinance Associates, Inc.
4420 Hotel Circle Court, Suite 215
San Diego, CA 92108

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ProFinance Associates, Inc.:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
1. We have no exceptions to report this fiscal year.

Regards,

Michael Bruce Jones
President
ProFinance Associates, Inc.